

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Sizhen Wang
Chief Executive Officer
Genetron Holdings Limited
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway
Changping District, Beijing, 102206
People's Republic of China

> **Re: Genetron Holdings Limited**
> **Annual Report on Form 20-F**
> **Filed April 29, 2022**
> **File No. 001-39328**

Dear Sizhen Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Xuelin Wang